UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-33632	Commission file number 001-39250

Brookfield Infrastructure Partners L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On January 30, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The tables titled “Brookfield Infrastructure Partners L.P. – Consolidated Statements of Financial Position”, “Brookfield Infrastructure Partners L.P. – Consolidated Statements of Operating Results”, “Brookfield Infrastructure Partners L.P. – Consolidated Statements of Cash Flows”, “Brookfield Infrastructure Corporation – Consolidated Statements of Financial Position”, “Brookfield Infrastructure Corporation – Consolidated Statements of Operating Results” and “Brookfield Infrastructure Corporation – Consolidated Statements of Cash Flows” in Exhibit 99.1 of this Form 6-K are incorporated by reference into Brookfield Infrastructure Corporation’s and Brookfield Infrastructure Partners L.P.’s joint registration statement on Form F-3 (File Nos. 333-278738 and 333-278738-01).

(c) Exhibit 99.1. Press release dated January 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Infrastructure Partners L.P.
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: January 30, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: January 30, 2025	By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary